Midnight Candle Company
79013 Bayside Court
Indio, California 92203

May 25, 2010

To:	H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Midnight Candle Company (the “Registrant”)
Correspondence Submitted November 12, 2009 Regarding
Form 10-K for the Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Period Ended September 30, 2009
Filed November 16, 2009
File No.: 0-51842

Dear Mr. Owings:

The following are the Registrant’s responses and revisions to its filing pursuant to your letter dated November 23, 2009:

Form 10-Q for the Period Ended September 30, 2009

1.
We note your response to comment one in our letter dated September 30, 2009. In that response, you state that, in future filings, you will provide risk factor disclosure regarding the risks to your operations in not having an active website and in not being able to raise sufficient capital to reactivate your website. However, in your quarterly report on Form 10-Q for the period ended September 30, 2009, you did not include this risk factor as it appears you were required to under Item lA of Form 10-Q.  Please tell us why you failed to include this risk factor in your quarterly report on Form 10-Q for the period ended September 30, 2009. Further, please confirm for us that, in future filings, you will include all applicable risk factors, including a risk factor regarding your inactive website, if appropriate.

The Registrant did include the risk factor disclosure regarding not having an active website on page 18 of its Form 10-Q quarterly report for the period ended September 30, 2009.  Such disclosure was, as follows:

We are a web-based company and expect materially all of our sales to be generated through a website.  Our website has been deactivated and we are currently attempting to design a new, more functional site.  Without an active website, however, we are unable to realize any sales or conduct any marketing activities to generate brand awareness.  We have limited resources and require additional financing to be able to redevelop our Internet site.  In the event we are unable to raise sufficient funds, we will be unable to generate sales and may be forced to go out of business.

However, Item 1A of Form 10-Q states, “Smaller reporting companies are not required to provide the information required by this item.”  Resultantly, the Registrant did not include additional risk factor disclosures pursuant to Item 1A in the Form 10-Q for the period ended September 30, 2009.

Re: Midnight Candle Company
May 25, 2010

Part 1 – Financial Information, page 3

2.
Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

The Registrant confirms that all future references to accounting standards will properly reference the FASB Accounting Standards Codification.

Plan of Operation, page 17

3.
On page 18, you state that it remains your goal to have your website re-launched by November 30, 2009. Similarly, in your response to comment three in our letter dated September 30, 2009, you state also that you currently anticipate that you will have your website re-launched by November 30, 2009. In your next response letter to us, please disclose whether you have been able, in fact, to launch your website by November 30, 2009. If not, please disclose in your response letter that your website remains inactive and discuss when you believe you will be able to activate the website.

The Registrant was unable to re-launch its website by November 30, 2009, as previously expected.  As of the date of this letter, however, the website has been relaunched in the first quarter of 2010.

Form 10-K for the Year Ended December 31, 2008

Certain Relationships and Related Party Transactions, and Director..., page 33

4.
We note your response to comment nine in our letter dated September 30, 2009. In that response, you state that the terms of your transactions with related parties were not comparable to the terms you would have received from unaffiliated third parties, such that the terms of your related party transactions were more beneficial to you than to the related parties. In future filings, please disclose how these terms were more beneficial to you than to the related parties and the beneficial terms you received that you would not have received in similar transactions with unaffiliated third parties.

The Registrant affirms that, in future filings, it will expand the disclosure pertaining to the beneficial terms received from the related party.  The disclosure is, as follows:

Ms. Cary received no beneficial terms in this transaction.  Rather, we were the recipient of terms highly beneficial to us, as Ms. Cary did not and has not yet demanded any of the notes be repaid, nor is there any interest being charged or accrued on any of the notes.

Certain Relationships and Related Party Transactions, and Director…page 33

1.
In future filings, please disclose whether the terms in your transactions and agreements with related parties were comparable to terms you could have obtained in transactions with unaffiliated third parties. If not, please disclose any beneficial terms the related-party received in the transaction.

The Registrant affirms that, in future filings, it will disclose that the terms of any agreements and transactions with related parties are not comparable to terms the Registrant could have obtained in transactions with unaffiliated third-parties, and that the Registrant obtained terms more beneficial to itself than to related-parties.

Re: Midnight Candle Company
May 25, 2010

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Patrick Deparini at (702) 879-8565.

Sincerely,

/s/ Helen C. Cary

Helen C. Cary
President